EXHIBIT 77D

                 POLICIES WITH RESPECT TO SECURITIES INVESTMENTS

     On June 25, 2002, the Board of Directors/Trustees adopted, on behalf of ING Generation Funds, and in accordance with the requirements of Rule 35d-1 of the Investment Company Act of 1940, an investment policy to change the names of the Generation Funds, reduce the number of underlying components in the benchmark, reduce the international component in each Fund and change of the portfolio manager all as follows:

     The name change changes the Ascent, Crossroads and Legacy Generation Funds to Strategic Allocation Growth, Strategic Allocation Balanced and Strategic Allocation Income, respectively. The benchmarks are revised as follows: the Russell 3000 versus the S&P 500/Russell 2500 has been chosen as the primary equity benchmark. The category of REITs has been eliminated as they can be managed within the Russell 3000. The category for foreign bonds has been moved under the fixed income component. The international component in each Fund has been reduced.